UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

AMENDMENT No. 8
to
SCHEDULE 13D

 Under the Securities Exchange Act of 1934

ENERSIS S.A.
(Name of Issuer)

SHARES OF COMMON STOCK NO PAR VALUE
(Title of Class of Securities)

00029274F1
(CUSIP Number)

David Raya Authorized Representative of Endesa, S.A. 410 Park Avenue, Suite 410 New York, NY 10022 (212) 750-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 00029274F1*	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ENDESA, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,794,583,473
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,794,583,473
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,583,473
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.63%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*	Each American Depositary Share of Enersis S.A. represents 50 shares of common stock of Enersis S.A. The CUSIP number is for the American Depositary Shares.

     Endesa, S.A. (“Endesa”), a corporation organized under the laws of the Kingdom of Spain, hereby amends and supplements its Report on Schedule 13D, originally filed on September 17, 1997 and amended by Amendment No. 1 on November 12, 1997, Amendment No. 2 on November 26, 1997, Amendment No. 3 on December 7, 1997, Amendment No. 4 on January 26, 1999, Amendment No. 5 on January 28, 1999, Amendment No. 6 on March 10, 1999 and Amendment No. 7 on April 9, 2001 (as so amended, the “Schedule 13D”), with respect to the shares of common stock, no par value (the “Shares”) of Enersis S.A. (the “Issuer”), a Chilean corporation. Terms not otherwise defined herein have the meanings assigned to them in the Schedule 13D.

     This Amendment No. 8 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Endesa to reflect a decrease in Endesa’s ownership interest in Enersis due to a capital increase effected by Enersis, which was partially subscribed to by Endesa. It refers only to information that has materially changed since the filing of the Schedule 13D.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

     The name of the person filing this statement is Endesa, S.A. (“Endesa”), a corporation organized under the laws of the Kingdom of Spain. The principal executive offices of Endesa are located at Ribera de Loira, 60, 28042 Madrid, Spain. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Endesa are set forth on Annex A attached hereto.

     Endesa is the largest electricity company in Spain in terms of installed capacity, market share in generation and distribution, and market capitalization, with a presence in Italy, France, Portugal and North Africa and the first multinational private electricity company in Latin America. Endesa’s core business is energy. Endesa is also involved in other activities related to its core energy business such as renewable energies and co-generation and the distribution and supply of natural gas. In addition, Endesa holds interests in other businesses such as telecommunications. Endesa’s electricity business is principally focused on Spain, the Mediterranean region (including Italy, France, Portugal and North Africa) and Latin America. At December 31, 2002, Endesa had a total installed capacity of 39,941 MW, and in 2002, Endesa generated 155,849 GWh and distributed 133,096 GWh, supplying electricity to approximately 20.6 million customers in 12 countries.

     Endesa holds the Shares through its wholly-owned subsidiary, Endesa Internacional, S.A. (“Endesa Internacional”), a corporation organized under the laws of the Kingdom of Spain. The principal executive offices of Endesa Internacional are located at Ribera de Loira, 60, 28042 Madrid, Spain. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Endesa Internacional are set forth on Annex A attached hereto.

     During the last five years, neither Endesa, nor, to the best of its knowledge, Endesa Internacional, any of the persons listed on Annex A attached hereto or any other person controlling Endesa, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby deleted in their entirety and replaced by the following:

“(a)   Endesa beneficially owns, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, 19,794,583,473 Shares, representing approximately 60.63% of the outstanding Shares of the Issuer.

Except as set forth in this Item 5(a), neither Endesa, nor any other person controlling Endesa, nor, to the best of its knowledge, any persons named in Annex A hereto beneficially owns any Shares.

(b)   Endesa, through its wholly-owned subsidiary Endesa Internacional, has the power to direct the vote of 19,794,583,473 Shares and the power to direct the disposition of 19,794,583,473 Shares.”

Item 6. Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the
             Issuer

Item 6 is hereby supplemented as follows:

On March 31, 2003, at the extraordinary shareholders’ meeting of the Issuer, the Issuer’s shareholders approved a capital increase of up to $2 billion. This capital increase, which commenced on May 31, 2003, allowed for the capitalization of all of Endesa’s loans (which were made by its subsidiary, Elesur S.A.) to the Issuer (with a face value of approximately $1.37 billion), as well as the subscription of shares for cash. To facilitate the capitalization of this indebtedness, the shareholders also approved the removal of the 65% limit on the percentage of shares of the Issuer that any one shareholder was permitted to own.

In connection with the extraordinary shareholders’ meeting, Endesa agreed with the Issuer’s shareholders:

  not to participate in the second step of the capital increase, which took place between November 20, 2003 and December 20, 2003;
  not to exercise any votes during the capital increase period in excess of its 65% shareholding in the Issuer;
  not to sell or transfer to third parties Endesa’s rights to subscribe for the Issuer’s shares during the capital increase period;
  to vote in favor of re-instituting the 65% shareholding limit if the capital increase is wholly-subscribed and, subsequent to such increase, Endesa does not hold in excess of 65% of the issued and outstanding share capital of the Issuer; and
  once the Issuer’s debt to Endesa is capitalized, to acquire the Issuer’s shares in the secondary market only in a public tender offer directed at the entire share capital of the Issuer.

Annex A.  Directors and Executive Officers.

Annex A of the Schedule 13D is amended and restated in the form attached hereto.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004

ENDESA, S.A. By: /s/ José Luis Palomo Name: José Luis Palomo Title: Chief Financial Officer

Annex A

DIRECTORS AND EXECUTIVE OFFICERS

1. Endesa, S.A.

The directors and executive officers of Endesa can be contacted c/o Endesa, S.A., Ribera de Loira, 60, 28042 Madrid, Spain.

		Present Principal Occupation or	Country of
Name	Position in Endesa	Employment Outside Endesa (if any)	Citizenship

Directors
Manuel Pizarro Moreno	Chairman	Chairman, Ibercaja; Deputy Chairman,	Spain
Sociedad Rectora de la Bolsa de Madrid;
Deputy Chairman, Bolsas y Mercados
Españoles, Sociedad Holding de Mercados y
Sistemas Financieros, S.A.

Rafael Miranda Robredo	Director and Chief	Deputy Chairman, Auna, S.A.; Deputy	Spain
	Executive Officer	Chairman, Aguas de Barcelona, S.A.

Alberto Alonso Ureba	Director	Professor, Universidad Rey Juan Carlos de	Spain
Madrid (1); Director, Zeltia, S.A.; Director,
Lazarejo, S.L

Miguel Blesa de la Parra	Director	Chairman, Caja Madrid (2); Chairman, Altae	Spain
Banco; Deputy Chairman, Iberia, L.A.E., S.A.;
Director, Dragados y Construcciones S.A.;
Director, Ente Público Radio Televisión de
Madrid

Rafael Español Navarro	Director	Chairman, Grupo La Seda (3); Director, Dogi,	Spain
S.A.; Chairman, Majórica

José María Fernández Cuevas	Director	Director, CLINER, S.A. (4); Director,	Spain
Intercontinental Química, S.A.; Director,
Fundación ADA

José Manuel Fernández-Norniella	Director	Chairman, Ebro-Puleva, S.A. (5); Director,	Spain
Enagás, S.A.; Deputy Chairman, CSCCIN

José Fernández Olano	Director	Chairman, Aldeasa Group (6); Director,	Spain
Altadis Spain

Rafael González-Gallarza Morales	Director	Chairman, Larios, Grupo Pernod Ricard (7);	Spain
Director, Pernod Ricard, S.A.; Chairman,
Prensa Malagueña, S.A.

Francisco Nuñez Boluda	Director	Manager, Ilustre Colegio Notarial de Madrid	Spain
(8)

José Luis Oller Ariño	Director	Self-employed (9); Director, Bansabadell Vida,	Spain
S.A. de Seguros y Reaseguros; Director,
Bansabadell Pensiones E.G.F.P., S.A.

Francisco Javiér Ramos Gascón	Director	Notary (10); Director, Sociedad Rectora de la	Spain
Bolsa de Madrid; Chairman, IEB; Chairman,
Araluz de Inversiones, S.A.

Manuel Ríos Navarro	Director	Managing Director, Industrias Peleteras, S.A.	Spain
(11); Director, Bancaja; Director, Tenerías
Alfa, S.A.; Director, CISA; Director, SBB

José Serna Masiá	Director	Notary for Barcelona (12)	Spain

		Present Principal Occupation or	Country of
Name	Position in Endesa	Employment Outside Endesa (if any)	Citizenship

Executive Officers
(Who are not Directors)

Salvador Montejo Velilla	Secretary General and		Spain
to the Board of
Directors

José Damián Bogas Gálvez	Executive Vice		Spain
President - Electricity
Business

Pedro Larrea Paguaga	Senior Vice President -		Spain
Energy Management

José Félix Ibáñez Guerra	Senior Vice President -		Spain
Mining

Manuel Morán Casero	Senior Vice President -		Spain
Generation

Javier Uriarte Monereo	Senior Vice President -		Spain
Supply

José Luis Marín López-Otero	Senior Vice President -		Spain
Distribution

Luis Rivera Novo	Executive Vice		Spain
President -
International

Alberto Martín Rivals	Senior Vice President -		Spain
International Business

Alfredo Llorente Legaz	Senior Vice President -		Spain
Diversification

Antonio Pareja Molina	Senior Vice President -		Spain
Planning and Resources

Evaristo Villa Ruiz	Senior Vice President -		Spain
Corporate Services

Francisco de Borja Acha Besga	Senior Vice President -		Spain
Legal Affairs

José Luis Palomo Alvarez	Chief Financial Officer		Spain

Carlos Torres Vila	Senior Vice President -		Spain
Strategy

Germán Medina Carrillo	Senior Vice President -		Spain
Human Resources

José Luis Puche Castillejo	Senior Vice President -		Spain
Audit

Gabriel Castro Villalba	Senior Vice President -		Spain
Communications

Mª Isabel Fernández Lozano	Senior Vice President -		Spain
Planning and Control

(1)	The business address for the Universidad Rey Juan Carlos de Madrid is C/ Tulipán, s/n, 28933, Móstoles, Madrid, Spain.

(2)	Caja Madrid is a Spanish bank. Its business address is Plaza de Celenque, 2, 28013 Madrid, Spain.

(3)	Grupo La Seda is a Spanish chemicals and textile group. Its business address is Avda/ Remolar, 2, 08820, El Prat de Llobregat, Barcelona, Spain.

(4)	CLINER, S.A. is a cleaning and maintenance company. Its business address is C/ Orense, 12, 28020 Madrid, Spain.

(5)	Ebro-Puleva, S.A. is a leading Spanish food company. Its business address is C/ Villanueva, 4, 28001 Madrid, Spain.

(6)	Aldeasa Group is Spain’s leading operator of duty-free shops. Its business address is C/ de Ayala, 42, 28001 Madrid, Spain.

(7)	Grupo Larios Pernod Ricard is an alcohol and spirits company. Its business address is C/ César Vallejo, 24, Polígono Guadalhorce, 29004 Málaga, Spain.

(8)	The business address for the Ilustre Colegio Notarial de Madrid is C/ Ruiz de Alarcón, 3, 3º , 28014 Madrid, Spain.

(9)	Mr. Oller Ariño’s business address is C/ Mallorca, 214-6º -1º A, 08008 Barcelona, Spain.

(10)	Mr. Ramos Gascón’s business address is Paseo de la Castellana, 164, 6º , 28046 Madrid, Spain.

(11)	Industrias Peleteras, S.A. is a leather goods manufacturer. Its business address is Carretera Montesa, s/n, 46650, Canals, Valencia, Spain.

(12)	Mr. Serna Masià’s business address is Paseo de Gracia, 77, 2º , 08008 Barcelona, Spain.

2. Endesa Internacional, S.A.

The directors and executive officers of Endesa Internacional, S.A. can be contacted c/o Endesa Internacional, S.A., Ribera de Loira, 60, 28042 Madrid, Spain.

Present Principal Occupation or
	Position in Endesa	Employment Outside Endesa Internacional	Country of
Name	Internacional	(if any)	Citizenship

Directors
Rafael Miranda Robredo	Chairman	Director and Chief Executive Officer, Endesa;	Spain
Deputy Chairman, Auna, S.A.; Deputy
Chairman, Aguas de Barcelona, S.A.

Luis Rivera Novo	Director	Executive Vice President - International,	Spain
Endesa

Rafael Español Navarro	Director	Chairman, Grupo La Seda (1); Director, Dogi,	Spain
S.A.; Chairman, Majórica

José Fernández Olano	Director	Chairman, Aldeasa Group (2); Director,	Spain
Altadis Spain

Manuel Rios Navarro	Director	Managing Director, Industrias Peleteras, S.A.	Spain
(3); Director, Bancaja; Director, Tenerías Alfa,
S.A.; Director, CISA; Director, SBB

José Bohórguez Mora-Figueroa	Director	Businessman (4)	Spain

Rafael González-Gallarza Morales	Director	Chairman, Larios, Grupo Pernod Ricard (5);	Spain
Director, Pernod Ricard, S.A.; Chairman,
Prensa Malagueña, S.A.

Roberto Molero Gomez-Elegido	Director	Consultant, IFEMA (6)	Spain

Manuel García Sánchez	Director	Union Representative	Spain

Executive Officers
(Who are not Directors)

Alberto Martín Rivals	Business Director		Spain

Héctor López Vilaseco	Managing Director		Spain

Alfonso Arias	General Secretary		Spain

(1)	Grupo La Seda is a Spanish chemicals and textile group. Its business address is Avda/ Remolar, 2, 08820, El Prat de Llobregat, Barcelona, Spain.

(2)	Aldeasa Group is Spain’s leading operator of duty-free shops. Its business address is C/ de Ayala, 42, 28001 Madrid, Spain.

(3)	Industrias Peleteras, S.A. is a leather goods manufacturer. Its business address is Carretera Montesa, s/n, 46650, Canals, Valencia, Spain.

(4)	Mr. Bohórguez’s business address is C/ Manuel de la Quintana, 5, 11402 Jerez de la Frontera, Cádiz, Spain.

(5)	Grupo Larios Pernod Ricard is an alcohol and spirits company. Its business address is C/ César Vallejo, 24, Polígono Guadalhorce, 29004 Málaga, Spain.

(6)	IFEMA is Spain’s largest fairgrounds. It’s business address is Feria de Madrid, Parque Ferial Juan Carlos 1, 28042 Madrid, Spain.